CONFIDENTIAL SUBMISSION

April 12, 2006

VIA FACSIMILE

Mr. Joseph M. Kempf

Senior Staff Accountant

United States Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re: Notify Technology Corporation (Symbol NTFY)

Dear Mr. Kempf:

On March 30, 2006, we were notified that our Form 10-KSB for the Fiscal Year Ended September 30, 2005 and our Form 10-QSB for the Fiscal Quarter Ended December 31, 2005 had been reviewed and two (2) comments were generated with the intent to meet disclosure requirements and enhance the overall disclosures in our filings. We are in the process of preparing a response but request an additional five business days to submit the response. I spoke with Mr. Spirgel this morning and he indicated that the additional week is reasonable. He also asked me to send this written request to your attention.

If you have any questions regarding this matter, please contact me at (408) 777-7927 or email me at jerry.rice@notifycorp.com.

Respectfully,

/s/ Gerald W. Rice
NOTIFY TECHNOLOGY CORPORATION
Gerald W. Rice,
Chief Financial Officer

cc:  Robert Kornegay